Exhibit 99.3

Reference: SEG-0003-LE-004 Date: Perth, 26th May 2021	ECG Engineering Pty Ltd ABN 13 169 638 162 2-10 Adams Drive Welshpool, WA, 6106 PO Box 3071 Carlisle South, WA, 6101 T +61 8 6164 3400 E info@ecg-engineering.com.au W www.ecg-engineering.com.au

CONSENT OF QUALIFIED PERSON

I, Geoff Bailey, consent to the public filing of the technical report entitled Technical Report for the Séguéla Gold Project, Côte d’Ivore (the “Technical Report”) and dated 26 May 2021, by Roxgold Inc. (the “Company”).

I also consent to any extracts from or a summary of the Technical Report in the press release of the Company dated 19 April 2021 (the “Press Release”).

I certify that I have read the Press Release that the Technical Report supports being filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 26 day of May 2021.

“Geoff Bailey”
Geoff Bailey (FIEAust, CPEng, NPER-3, REPQ)
Principal Consultant
ECG Engineering Pty Ltd